Item 77D - DWS Lifecycle Long Range Fund (a series of DWS
Advisor Funds)

At a meeting held in April 2006, the Board of Trustees of DWS
Advisor Funds approved changes to the investment strategy of the DWS Lifecycle Long Range Fund as follows:

Effective June 1, 2006, the strategy employed by Northern Trust Investments, N.A. ("NTI"), one of the Fund's subadvisors, to manage the Fund's assets allocated to US equities has changed. NTI uses a passive index strategy under which it will seek to mirror the performance of the Standard & Poor's 500 Index for those assets.




G:\sec_reg\NSAR\2006\093006\DWS Lifecycle Long Range
Fund Item 77D.doc